Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,
	2009	2008
	(Dollars in thousands)
EARNINGS:
Income before income taxes	$332,692	$384,783
Add (deduct):
Equity in earnings of unconsolidated entities	(73,247)	(66,361)
Distributions from unconsolidated entities	51,306	50,859
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(18,351)	(16,768)
	$292,400	$352,513
Add fixed charges:
Consolidated interest expense(1)	57,767	60,611
Interest portion (1/3) of consolidated rent expense	31,238	27,745
	$381,405	$440,869

FIXED CHARGES:
Consolidated interest expense(1)	$57,767	$60,611
Capitalized interest	1,100	—
Interest portion (1/3) of consolidated rent expense	31,238	27,745
	$90,105	$88,356

RATIO OF EARNINGS TO FIXED CHARGES	4.23	4.99

(1) Interest expense on income tax contingencies is not included in fixed charges.